Filed by Tyco International Ltd. and Mallickrodt Inc.
              Pursuant to Rule 425 under the Securities Act of 1933
                       Subject Company: Mallinckrodt Inc.
                            Commission File No. 1-483


FOR IMMEDIATE RELEASE:

(Monday, September 18, 2000)

CONTACTS:

Tyco International

Investor Relations                                 Media Relations
J. Brad McGee                                      Judith Czelusniak
Senior Vice President                              Senior Vice President,
Tyco International (US) Inc.                       Corporate Relations
(603) 778-9700                                     Tyco International (US) Inc.
                                                   (561) 988-7424

Hudson Respiratory Care Inc.

Investor Relations                                 Media Relations
Richard W. Johansen                                Richard W. Johansen
President                                          President
Hudson RCI                                         Hudson RCI
(909) 676-5611                                     (909) 676-5611

Mallinckrodt

Investor Relations                                 Media Relations
Bob Martsching                                     Barbara Abbett
Staff Vice President, Investor Relations           Vice President, Corporate
Mallinckrodt Inc.                                  Communications
(314) 654-3190                                     Mallinckrodt Inc.
                                                   (314) 654-5230


                    TYCO TO SELL SHERIDAN ENDOTRACHEAL TUBE
                               LINE TO HUDSON RCI

Pembroke, Bermuda, Temecula, CA and St. Louis, MO, September 18, 2000 -- Tyco International Ltd. (NYSE: TYC; LSE: TYI; BSX: TYC), a diversified manufacturing and service company, and Hudson Respiratory Inc. ("Hudson RCI"), a manufacturer and marketer of disposable medical products utilized in the respiratory care and anesthesia segments of the healthcare market, today announced that they have reached an agreement whereby Hudson RCI will acquire worldwide, the Sheridan line of endotracheal tubes from Tyco Healthcare. The Sheridan line is sold globally and has annual revenues of approximately $15 million. Financial terms of the deal were not disclosed.

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The sale is being made by Tyco in connection with its previously announced
acquisition of Mallinckrodt Inc. (NYSE: MKG).   In light of the sale
agreement, Tyco and Mallinckrodt are working to finalize negotiations with the staff of the Federal Trade Commission, so that the sale to Hudson and the Mallinckrodt acquisition can be presented to the Commission.

While it is difficult to predict the Commission's timetable, the companies are hopeful to close the transactions in October, assuming approval of the Mallinckrodt acquisition by the shareholders of Mallinckrodt at the meeting scheduled to take place on September 19, 2000. The parties also hope to receive foreign anti-trust clearance in this timeframe. Tyco expects that both the Sheridan divestiture and Mallinckrodt acquisition will be consummated shortly after receipt of approval by the anti-trust authorities.

About Hudson RCI

Hudson RCI is a leading manufacturer and marketer of disposable medical products utilized in the respiratory care and anesthesia segments of the domestic and international health care markets. The Company offers one of the broadest respiratory care and anesthesia product lines in the industry. In the United States, the Company markets its products to a variety of health care providers, including hospitals and alternate site service providers such as outpatient surgery centers, long-term care facilities, physician offices and home health care agencies. Internationally, the Company sells its products to distributors that market to hospitals and other health care providers. The Company's products are sold throughout the United States and in more than 75 countries worldwide. The Company has supplied the disposable respiratory care market for over 50 years and enjoys strong brand name recognition and leading market positions.

About Tyco International Ltd.

Tyco International Ltd. is a diversified manufacturing and service company. Tyco is the world's largest manufacturer and servicer of electrical and electronic components and undersea telecommunications systems, and the world's largest manufacturer, installer and provider of fire protection systems and electronic security services. Tyco has strong leadership positions in disposable medical products, plastics and adhesives, and is the world's largest manufacturer of flow control valves. Tyco operates in more than 80 countries and has expected fiscal 2000 revenues of $28 billion.

About Mallinckrodt

Mallinckrodt is a global manufacturer and distributor of specialty medical products designed to sustain breathing, diagnose disease and relieve pain. Mallinckrodt does business in more than 100 countries and had fiscal 2000 net sales of $2.7 billion. Mallinckrodt is the industry leader in respiratory care products, including those used for oxygen monitoring, critical care ventilation and service as well as airway management disposables. In pharmaceuticals, Mallinckrodt is the number one manufacturer of bulk narcotics and other drug chemicals, and is the world's largest producer of acetaminophen. The growing dosage pharmaceutical segment is focused on pain management, addiction therapy and attention deficit hyperactivity disorder (ADHD). Mallinckrodt also provides laboratory and microelectronic chemicals. Its imaging products include contrast media used in x-ray, magnetic resonance imaging (MRI), computer axial tomography (C-T) and

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ultrasound diagnostic procedures. Mallinckrodt's radiopharmaceuticals are used for diagnostic and therapeutic nuclear medicine procedures.

Forward-Looking Information

This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing the expected date of closing the sale to Hudson RCI and the expected fiscal 2000 revenues of the companies. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for Hudson RCI's acquisition of the Sheridan line; inability to obtain, or meet conditions imposed for, governmental approvals for Tyco's acquisition of Mallinckrodt; failure of the Mallinckrodt shareholders to adopt the agreement providing for Tyco's acquisition of Mallinckrodt; and other economic, business, competitive and/or regulatory factors affecting Tyco's, Hudson RCI's and Mallinckrodt's businesses generally.

More detailed information about these factors is set forth in Tyco's, Hudson RCI's and Mallinckrodt's filings with the Securities and Exchange Commission, including Tyco's Annual Report on Form 10-K, as amended, for the fiscal year ended September 30, 1999, Hudson RCI's Annual Report on Form 10-K for the fiscal year ended December 31, 1999,and Mallinckrodt's Annual Report on Form 10-K for the fiscal year ended June 30, 2000; their most recent Quarterly Reports on Form 10-Q, as amended, their Current Reports on Form 8-K, and the Proxy Statement/Prospectus regarding the Tyco/Mallinckrodt business combination dated August 10, 2000. Tyco, Hudson RCI and Mallinckrodt are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                             * * * * * * * * * * * *

Investors and security holders are advised to read the Proxy Statement/Prospectus regarding the Tyco/Mallinckrodt business combination transaction referenced in the foregoing information, because it will contain important information. The Proxy Statement/Prospectus, filed by Tyco International Ltd. and Mallinckrodt Inc., dated August 10, 2000, is on file with the Securities and Exchange. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Tyco and Mallinckrodt at the Commission's web site at www.sec.gov. The proxy statement/ prospectus and such other documents may also be obtained from Tyco or from Mallinckrodt by directing such request to Tyco International Ltd., The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, tel:
(441) 292-8674; or to Mallinckrodt Inc., Attention: Corporate Secretary, P.O. Box 5840, 675 McDonnell Boulevard, St. Louis, MO 63134, USA, tel. (314) 654-2000.

Mallinckrodt and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Mallinckrodt's shareholders to adopt the agreement providing for Tyco's acquisition of Mallinckrodt. The participants in this solicitation may include the directors and executive officers of Mallinckrodt, who may have an interest in the transaction including as a result of holding shares or options of Mallinckrodt. A detailed list of the names and interests of Mallinckrodt's directors and executive officers is contained in the Proxy Statement/Prospectus regarding the business combination dated August 10, 2000.

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